FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated January 21, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX MEETS WITH FDA ON MBI-226

Statistically Significant Secondary Endpoints from Previous Phase 3 Trial Provide NDA Path Forward

Micrologix to Seek New Commercialization Partner Following Fujisawa Termination

Vancouver, BC, CANADA – January  21, 2004 – Micrologix Biotech Inc., a developer of anti-infective drugs (TSX: MBI; OTC: MGIXF), has met with the United States Food & Drug Administration (“FDA”) to address the regulatory requirements for a New Drug Application (NDA) for MBI-226, a topical cationic peptide currently in Phase III development for the prevention of catheter-related bloodstream infections. In summary, an NDA path forward for MBI-226 can be achieved without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint. The NDA requirements for MBI-226, which may include a confirmatory second Phase III study, will be established in consultation with an FDA representative over the next several months, using the secondary endpoints from a first Phase III study completed in July 2003 as a basis for seeking approval.

In the completed Phase III study, MBI-226 achieved a clear, statistically significant reduction in the two secondary efficacy endpoints of the study – catheter colonization (p=0.002) and catheter-related local infections (p=0.004) – as compared to povidone-iodine. These two endpoints are documented extensively in the published literature to be related to the development of catheter-related bloodstream infections. The primary endpoint, a reduction in catheter-related bloodstream infections, resulted in a 15% improvement as compared to povidone-iodine, which was not statistically significant.

Fujisawa Healthcare, Inc., the development partner for MBI-226, had until January 22, 2004 to decide on terminating their participation in the program.  Fujisawa has elected to terminate the agreement and will return all rights pertaining to MBI-226 to Micrologix, including all clinical data, manufacturing development, and the Investigational New Drug (IND) application filed with the FDA.

Jim DeMesa, M.D., President & CEO of Micrologix stated, “This is an important time for the future of MBI-226. While we are disappointed that our partnership with Fujisawa will not continue, the outcome of the FDA meeting shows a viable regulatory path forward exists for MBI-226 based on the secondary endpoints from the previous Phase III study, which was our main objective. Our intent is to advance the program with a commercialization partner, and to that end, we are actively pursuing opportunities with companies expressing an interest in MBI-226; a Phase III product opportunity with a path to NDA and a high degree of statistically proven efficacy in a pivotal Phase III study.”

David Friedland, M.D., Vice President of Clinical and Medical Affairs for Micrologix stated, “Since MBI-226 achieved a high degree of statistical significance in decreasing catheter colonization and local catheter site infections in a well-designed Phase III trial, we expect a second study, if required, to achieve similar efficacy. Such a study is estimated to involve approximately 1000 patients and take 12-18 months to complete.”

About Catheter Colonization, Local Catheter Site Infections, and Catheter-Related Bloodstream Infections

Catheter colonization is widely believed to be related to the development of catheter-related bloodstream infections. Current literature indicates the morbidity and mortality of catheter colonization to be similar to that associated with catheter-related bloodstream infections. Local catheter site infections, also related to catheter colonization and bloodstream infections, require a change of catheters, increasing the risk of complications and adding to hospital costs. The vast majority of catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases, the organisms that cause these infections have developed resistance to conventional antibiotics.

Micrologix Biotech Inc.

January 21, 2004

Central venous catheters (“CVC”) are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. They are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. Each year in the US, more than five million CVCs are sold, and it is estimated by the US Center for Disease Control that catheter-related bloodstream infections develop in approximately 250,000 patients, resulting in approximately 50,000 deaths. On average, a patient with a CVC-related bloodstream infection spends an additional 6.5 days in intensive care at a cost of US$25,000. As such, these infections increase the annual cost to the US health care system by more than US$5 billion annually.

It is expected that the unique anti-microbial properties of MBI-226 could be applied to other percutaneous, devices (in addition to CVCs) where high device-related infection rates occur such as: dialysis catheters, pediatric catheters, and neonatal umbilical catheters.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is toward anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, there being a viable path forward to NDA submission for MBI-226; Micrologix obtaining a partner to advance the MBI-226 program; and a second confirmatory Phase III study if required involving approximately 1000 patients, taking 12-18 months to complete and expected to achieve similar efficacy to the first MBI-226 Phase III study. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: January 21, 2004